

07001864



SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2007
WASH, D.C.
203
SECTION

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: optionsXpress, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 South LaSalle Street Suite 220
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Stern (312) 630-3300

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0611-0784439

OATH OR AFFIRMATION

I, Thomas E. Stern, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of optionsXpress, Inc. as of December 31, 2006, are true and correct. I further affirm that neither the company nor any partner, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



"OFFICIAL SEAL"
RONALD L. WETZEL
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires June 2, 2008

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Stockholder's Equity.
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

optionsXpress, Inc.

Statement of Financial Condition

December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
optionsXpress, Inc.

We have audited the accompanying statement of financial condition of optionsXpress, Inc. (Company), a wholly owned subsidiary of optionsXpress Holdings, Inc., as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of optionsXpress, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 23, 2007
Chicago, Illinois

optionsXpress, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 71,008,103
Short-term investments	70,850,000
Cash segregated in compliance with federal regulations	281,287,553
Receivables from brokerage customers	139,080,361
Receivables from brokers, dealers, and clearing organizations	21,481,749
Deposits with clearing organizations	38,115,228
Fixed assets (net of accumulated depreciation and amortization of $6,759,077)	6,517,049
Due from affiliates	56,475
Other assets	2,001,088
Total assets	$ 630,397,606
Liabilities and stockholder's equity	
Payables to brokerage customers	$ 476,884,362
Payables to brokers, dealers, and clearing organizations	17,421,302
Accounts payable and accrued liabilities	6,886,259
Current and deferred income taxes	3,714,124
Due to Parent	27,593
Due to affiliates	782,027
Total liabilities	505,715,667
Stockholder's equity	
Common stock, $0.01 par value, 25,000,000 shares authorized; 1,000 issued and outstanding	10
Additional paid-in capital	73,566,297
Retained earnings	51,115,632
Total stockholder's equity	124,681,939
Total liabilities and stockholder's equity	$ 630,397,606

See accompanying notes.

optionsXpress, Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. Basis of Presentation

optionsXpress, Inc. (Company) follows accounting principles generally accepted in the United States, including certain accounting guidance used by the brokerage industry.

2. Nature of Operations

The Company provides internet-based options, stock, and futures brokerage services to retail customers located throughout the United States and certain foreign countries. optionsXpress, Inc. is a wholly owned subsidiary of optionsXpress Holdings, Inc. (Parent).

optionsXpress, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD), Securities Investor Protection Corporation, the National Securities Clearing Corporation, and the Depository Trust Company (together, the Depository Trust & Clearing Corporation or DTCC), and the Options Clearing Corporation (OCC). The Company is also a member of various exchanges, including the Chicago Board Options Exchange (CBOE), the International Securities Exchange, the Boston Options Exchange, and the Philadelphia Stock Exchange. The Company is also registered as a non-clearing futures commission merchant with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

In September of 2006, the Company began providing clearing and execution services for its customers, and the customers of its affiliates, brokersXpress, LLC, optionsXpress Europe, B.V., optionsXpress Australia, Pty Limited, and optionsXpress Singapore Pte. Ltd. As the clearing broker, optionsXpress, Inc. maintains custody and control over the assets in those customers' accounts and provides back office functions including: maintaining customer accounts; extending credit in margin accounts; settling stock and bond transactions with the DTCC and option transactions with the OCC; settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds, and transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies, and other shareholder information to customers. The Company clears its futures accounts transactions as a non-clearing futures commission merchant through an omnibus account arrangement with a futures clearing merchant.

3. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions regarding capitalization of internally-developed software and other matters affecting the statement of financial condition and the accompanying notes presented. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from management's estimates.

Income Taxes

The Company files a consolidated income tax return with its Parent. Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using the currently enacted tax rates. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Short-Term Investments

Short-term investments consist of investments that are marked-to-market with changes in the market value reflected in the statement of operations.

Cash Segregated in Compliance With Federal Regulations

Cash segregated in compliance with federal regulations consists of interest-bearing cash deposits held in a special reserve bank account according to Rule 15c3-3 of the Securities Exchange Act of 1934 and interest-bearing cash deposits that have been segregated for the benefit of futures customers according to the regulations of the CFTC governing a futures commission merchant.

3. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets consist of furniture, equipment, leasehold improvements, and computer software. Fixed assets are carried at cost, less accumulated depreciation and amortization. The Company depreciates all fixed assets on a straight-line basis over a period between three and five years based on the expected life of the equipment purchased.

The Company capitalizes costs associated with software developed for internal use based on Statement of Position (SOP) 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,* and other related guidance. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal-use software. Costs incurred in development and enhancement of the software that do not meet the capitalization criteria are expensed as incurred. Capitalized costs are amortized on a straight-line basis over three years. The Company reviews for any impairment of the capitalized costs on a periodic basis.

Securities Borrowed

Securities borrowed transactions are recorded at the amount cash collateral is advanced. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash or other securities.

Customer Transactions

Customer transactions are recorded on a settlement date basis. Revenues and expenses related to customer transactions are recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected in the statement of financial condition.

4. Short-Term Investments

The following table summarizes the Company's short-term investments as of December 31, 2006:

Maturity Period	Type of Security	Amortized Cost	Unrealized Gain/Loss	Fair Value
Maturity of less than five years	Auction Rate Certificates	$ 500,000	$–	$ 500,000
Maturity of greater than ten years	Auction Rate Certificates	70,350,000	–	70,350,000
				$70,850,000

5. Receivables from Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations consisted of the following at December 31:

Deposits for securities borrowed	$ 11,828,142
Receivables from clearing organizations	182,039
Order flow receivables	2,745,347
Securities failed to deliver	1,599,265
Net settlement with clearing brokers	527,685
Other receivables from brokers	4,599,271
	$ 21,481,749

6. Fixed Assets

Fixed assets, including leasehold improvements and capitalized software development costs, consisted of the following at December 31:

Equipment	$ 7,077,063
Software	5,513,491
Furniture	483,851
Leasehold improvements	201,722
	13,276,127
Less accumulated depreciation and amortization	6,759,078
	$ 6,517,049

6. Fixed Assets (continued)

As of December 31, 2006, the cost and accumulated amortization related to internally-developed software was $3,696,819 and $1,721,734, respectively.

7. Payables to Brokers, Dealers, and Clearing Organizations

Amounts payable to brokers, dealers, and clearing organizations consisted of the following at December 31:

Payables to clearing organizations	$ 6,067,768
Securities failed to receive	11,353,534
	$ 17,421,302

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following at December 31:

Accrued employee compensation	$ 3,389,605
Accounts payable	350,878
Other accrued expenses	3,145,776
	$ 6,886,259

9. Commitments, Contingencies, and Guarantees

Commitments

The Company leases office space and equipment under non-cancelable operating lease agreements that expire on various dates through June 30, 2011. At December 31, 2006, the future minimum annual lease commitments, exclusive of additional payments that may be required for certain increases in operating costs, were as follows:

December 31	
2007	$ 535,431
2008	135,850
2009	139,750
2010	143,650
2011	73,775
	$ 1,028,456

The Company has entered into several capital lease agreements for various types of equipment. These agreements expire on various dates through January 2008. The fixed and determinable portions of these obligations are $117,374 for the year ended December 31, 2006, and $90,174 for the years ended December 31, 2007 and 2008.

The Company enters into agreements to purchase telecommunications and data services from various service providers. These agreements expire on various dates through August 2010. The fixed and determinable portions of these obligations for the years ended December 31, 2007 through 2010 are summarized as follows:

2007	$ 1,636,300
2008	987,266
2009	810,000
2010	520,000
	$ 3,953,566

9. Commitments, Contingencies, and Guarantees (continued)

Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition, results of operations, and cash flows. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company.

The Company has entered into a three-year agreement with the manager of the third-party money market fund that is offered to our customers. As of December 31, 2006, the provisions of this agreement require the Company to pay a $1,500 termination fee if it is terminated before September 2009.

Guarantees

The Company provides guarantees to its clearing organizations and exchanges under its standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees have been recognized in the accompanying financial statements.

The Company also clears transactions on an omnibus basis with a futures clearing merchant. The Company has agreed to indemnify its futures clearing merchant for losses that they may sustain for the customer accounts introduced to them by the Company.

10. Dividends

The Company has declared and paid dividends to the Parent totaling $30,000,000 during the year ended December 31, 2006.

11. Employee Benefit Plans

The Company maintains a 401(k) savings plan covering all eligible employees of the Company. Discretionary contributions may be made to the plan although no such contributions have been made to the plan for the year ended December 31, 2006.

12. Stock-Based Compensation

The Parent maintains three stock compensation plans, the 2001 Equity Incentive Plan, the 2005 Equity Incentive Plan, and the 2005 Employee Stock Purchase Plan. All of the options outstanding pursuant to the Equity Incentive Plans at December 31, 2006, are options to buy common stock of the Parent granted to employees of the Parent and its subsidiaries.

In 2005, the Parent adopted the optionsXpress 2005 Equity Incentive Plan (the Plan), which replaced the 2001 Equity Incentive Plan. Under the terms of the Plan, the Parent may grant eligible employees, directors, independent contractors, or consultants of the Parent and its subsidiaries restricted stock or options to purchase up to 1,250,000 shares of the Parent's previously unissued common stock. The vesting schedule for each option grant is set by the Parent. During 2006, all newly issued grants had vesting schedules of five years. In general, one-fifth of the options become exercisable on the first anniversary date following the grant. The remaining four-fifths become exercisable over the remaining four years. All options expire ten years after the date of the grant.

Effective January 1, 2006, the Parent adopted SFAS No. 123 (revised 2004)123R, *Share-Based Payment* (No. 123R), using the modified prospective transition method. Under the transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered based on the grant-date fair value of those awards calculated under SFAS No. 123.

13. Credit Risk

The Company maintains its non-segregated cash balances at a financial institution in Chicago, Illinois. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per institution. Uninsured balances were $70,908,103 at December 31, 2006. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

13. Credit Risk (continued)

In margin transactions, the Company may be obligated for credit that it has extended to its customers. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities and supported by other types of recourse. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, when necessary.

As of December 31, 2006, the Company had $101,023,210 in credit extended to its customers. The Company is also exposed to risk from the leverage extended to its customers from short sale transactions. The margin and leverage requirements that the Company imposes on its customer accounts meet or exceed those required by Regulation T of the Board of Governors of the Federal Reserve. The amount of this risk is not quantifiable since the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. As a result, the Company is exposed to significant off-balance sheet credit risk, in the event customer collateral is not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the accompanying financial statements.

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring additional collateral as needed.

14. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, administered by the SEC and NASD, which requires the maintenance of minimum net capital. The Company has elected to calculate its net capital requirements under the "alternative method." Under this method, the Company is required to maintain minimum net capital equal to the greater of $500,000 or 2% of customer debit balances, as these terms are defined.

14. Net Capital Requirements (continued)

The Company is also subject to CFTC Regulation 1.17 (Reg. 1.17) under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as a futures clearing merchant, is required to maintain minimum net capital equal to the greater of its net capital requirement under Rule 15c3-1 ($500,000), or the sum of 8% of the total risk margin requirements for all positions carried in customer accounts, and 4% of the total risk margin requirements for all positions carried in non-customer accounts.

As of December 31, 2006, the Company had net capital requirements of $3,978,748 and net capital of $98,562,975. The net capital requirements may effectively restrict the payment of cash distributions or other equity withdrawals.

15. Income Taxes

Deferred tax assets (liabilities) are comprised of the following as of the December 31, 2006:

Deferred tax assets:	
Stock-based compensation	$ 462,538
Deferred tax liabilities:	
Property and intangible assets	(743,921)
Other deferred tax liabilities	(375,821)
Total deferred tax liabilities	(1,119,742)
Net deferred tax liabilities	$ (657,204)

16. Related-Party Transactions

During the year, the Company provided securities and futures clearing and execution services to its affiliates. In conjunction with the provision of these services, the Company also collected commissions on customer transactions on behalf its affiliates. In addition, the Company also provided certain support services to its affiliates, including the use of personnel, facilities, and equipment.

16. Related-Party Transactions (continued)

In conjunction with transactions with its affiliates, the following related-party amounts were included on the statement of financial condition as of December 31, 2006:

	Dues from Affiliates	
Securities and futures clearing and execution services	$	33,148
Expenses allocated for support services		23,327
	$	56,475

	Due to Affiliates	
Commissions collected on behalf of affiliates	$	873,340
Less: Expenses allocated for support services		(91,313)
	$	782,027

At December 31, 2006, the Company has a payable of $27,593 due to the Parent for the amounts collected on behalf of the Parent for the employee stock purchase plan and for stock options exercised.

The Parent of the Company owns a 41% interest in optionsXpress Australia, Pty Limited (oX Australia). The Company has a technology, execution, and clearing services agreement with oX Australia. On December 31, 2006, the Company had a net receivable of $364,364 from oX Australia, which is included in the receivables from brokers, dealers, and clearing organizations on the statement of financial condition.

The Company receives payment for order flow from exchanges and liquidity providers where the Company's customers' orders are routed. These payments include funds allocated to the Company through the exchanges' various liquidity providers. One of the liquidity providers that allocated funds to the Company through the CBOE is G-Bar Limited Partnership (G-Bar), a shareholder of the Company's Parent. James Gray, the Chairman of the Board of Directors of the Parent, is the President of G-Bar.

END